

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

June 30, 2003

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger Outlets

Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Geographic Diversification

	As of June 30, 2003		
State	**# of Centers**	**GLA**	**% of GLA**
Georgia	4	950,590	17%
New York	1	729,238	13%
Texas	2	619,426	11%
Tennessee	2	478,751	8%
Michigan	2	437,651	8%
South Carolina (1)	1	309,037	5%
Missouri	1	277,562	5%
Iowa	1	277,230	5%
Pennsylvania	1	255,059	4%
Louisiana	1	245,199	4%
Florida	1	198,789	3%
North Carolina	2	187,702	3%
Arizona	1	184,768	3%
Indiana	1	141,051	3%
Minnesota	1	134,480	2%
California	1	105,950	2%
Maine	2	84,313	2%
Alabama	1	79,575	1%
New Hampshire	2	61,745	1%
Total	28	5,758,116	100%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Tanger Outlets

Property Summary – Occupancy at End of Each Period Shown

Location	Total GLA 06/30/03	% Occupied 06/30/03	% Occupied 03/31/03	% Occupied 12/31/02	% Occupied 09/30/02	% Occupied 06/30/02
Riverhead, NY	729,238	100%	98%	100%	99%	99%
San Marcos, TX	441,936	96%	100%	100%	98%	98%
Sevierville, TN	384,193	100%	100%	100%	100%	100%
Commerce II, GA	342,556	97%	93%	99%	96%	97%
Howell, MI	325,231	99%	99%	100%	100%	n/a
Branson, MO	277,562	99%	97%	99%	100%	98%
Williamsburg, IA	277,230	98%	97%	100%	99%	98%
Myrtle Beach, SC (1)	309,037	100%	100%	100%	100%	100%
Lancaster, PA	255,059	96%	94%	98%	96%	96%
Locust Grove, GA	248,854	99%	99%	100%	100%	98%
Gonzales, LA	245,199	99%	97%	99%	98%	96%
Fort Myers, FL	198,789	89%	97%	99%	97%	93%
Commerce I, GA	185,750	71%	79%	90%	87%	90%
Casa Grande, AZ	184,768	88%	89%	96%	90%	89%
Terrell, TX	177,490	97%	96%	100%	100%	95%
Dalton, GA	173,430	95%	93%	98%	98%	96%
Seymour, IN	141,051	74%	74%	80%	80%	76%
North Branch, MN	134,480	99%	99%	100%	100%	100%
West Branch, MI	112,420	98%	95%	100%	100%	98%
Barstow, CA	105,950	80%	72%	62%	57%	57%
Blowing Rock, NC	105,448	90%	94%	100%	100%	100%
Pigeon Forge, TN	94,558	97%	95%	97%	94%	100%
Nags Head, NC	82,254	100%	100%	100%	100%	100%
Boaz, AL	79,575	92%	95%	97%	91%	93%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
LL Bean, NH	50,745	91%	91%	100%	100%	100%
Kittery II, ME	24,619	100%	100%	94%	94%	94%
Clover, NH	11,000	100%	100%	100%	100%	100%
Martinsburg, WV	n/a	n/a	61%	69%	51%	57%
Bourne, MA	n/a	n/a	n/a	n/a	100%	100%
Total	**5,758,116**	**96%**	**95%**	**98%**	**96%**	**96%**



Portfolio Occupancy at the End of Each Period

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Major Tenants

Ten Largest Tenants As of June 30, 2003			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	36	371,196	6.5%
Phillips-Van Heusen	70	318,664	5.5%
Liz Claiborne	38	312,655	5.5%
Reebok International	25	180,761	3.1%
Dress Barn, Inc.	20	143,512	2.5%
Sara Lee Corporation	32	123,040	2.1%
Brown Group Retail	25	120,446	2.1%
Mikasa	15	117,936	2.0%
Polo Ralph Lauren	16	116,716	2.0%
VF Factory Outlet	4	105,697	1.8%
Total of All Listed Above	281	1,910,623	33.1%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Lease Expirations as of June 30, 2003

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Tanger Outlets

Leasing Activity

	03/31/03	06/30/03	09/30/03	12/31/03	Year to Date
Re-tenanted Space:					
Number of leases	35	25			60
Gross leasable area	138,468	68,903			207,371
New base rent per square foot	$16.89	$17.39			$17.06
Prior base rent per square foot	$16.38	$17.04			$16.59
Percent increase in rent per square foot	3.1%	2.1%			2.8%
Renewed Space:					
Number of leases	117	56			173
Gross leasable area	538,506	238,833			777,339
New base rent per square foot	$13.35	$13.67			$13.45
Prior base rent per square foot	$13.19	$13.51			$13.29
Percent increase in rent per square foot	1.2%	1.2%			1.2%
Total Re-tenanted and Renewed Space:					
Number of leases	152	81			233
Gross leasable area	676,974	307,736			984,710
New base rent per square foot	$14.07	$14.50			$14.21
Prior base rent per square foot	$13.84	$14.30			$13.98
Percent increase in rent per square foot	1.7%	1.4%			1.6%

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	06/30/03	03/31/03	12/31/02	09/30/02	06/30/02
Assets					
Rental Property					
Land	$50,474	$51,274	$51,274	$52,345	$50,176
Buildings	578,665	581,766	571,125	571,826	535,438
Developments under construction	2,490	--	--	--	--
Total rental property	631,629	633,040	622,399	624,171	585,614
Accumulated depreciation	(185,071)	(180,996)	(174,199)	(168,327)	(161,612)
Total rental property – net	446,558	452,044	448,200	455,844	424,002
Cash	203	209	1,072	209	204
Deferred charges – net	9,389	9,648	10,104	10,494	10,465
Other assets	12,822	13,424	18,299	13,543	30,783
Total assets	$468,972	$475,325	477,675	$480,090	$465,454
Liabilities & Shareholders' Equity					
Liabilities					
Debt					
Senior, unsecured notes	$147,509	$148,009	$150,109	$155,609	$155,609
Mortgages payable	173,188	173,811	174,421	175,018	175,603
Lines of credit	11,890	19,319	20,475	16,269	26,625
Total debt	332,587	341,139	345,005	346,896	357,837
Construction trade payables	8,010	7,560	3,310	4,041	4,141
Accounts payable & accruals	13,328	12,070	15,095	14,743	12,943
Total liabilities	353,925	360,769	363,410	365,680	374,921
Minority interest	26,231	23,245	23,630	23,727	19,326
Shareholders' equity					
Preferred shares	--	1	1	1	1
Common shares	103	93	90	90	80
Paid in capital	167,034	165,641	161,192	160,589	138,177
Distributions in excess of net income	(78,224)	(74,324)	(70,485)	(69,672)	(66,619)
Accum. other comprehensive loss	(97)	(100)	(163)	(325)	(432)
Total shareholders' equity	88,816	91,311	90,635	90,683	71,207
Total liabilities & shareholders' equity	$468,972	$475,325	$477,675	$480,090	$465,454

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	06/03	**03/03**	**12/02**	**09/02**	**06/02**	**06/03**	**06/02**
Revenues							
Base rentals	$19,806	$19,622	$20,498	$18,673	$18,364	$39,428	$36,386
Percentage rentals	555	395	1,602	778	581	950	1,178
Expense reimbursements	8,456	8,430	8,601	7,361	7,275	16,886	14,515
Other income	803	671	1,115	1,044	583	1,474	1,145
Total revenues	29,620	29,118	31,816	27,856	26,803	58,738	53,224
Expenses							
Property operating	10,109	9,953	10,169	8,582	8,585	20,062	17,146
General & administrative	2,453	2,430	2,237	2,623	2,092	4,883	4,367
Interest	6,556	6,724	7,042	7,171	7,118	13,280	14,247
Depreciation & amortization	7,099	7,280	7,355	7,133	7,048	14,379	14,064
Total expenses	26,217	26,387	26,803	25,509	24,843	52,604	49,824
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and extraordinary item	3,403	2,731	5,013	2,347	1,960	6,134	3,400
Equity in earnings of unconsolidated joint ventures	280	92	142	317	(75)	372	(67)
Minority interest	(798)	(591)	(1,184)	(596)	(396)	(1,389)	(673)
Income from continuing operations	2,885	2,232	3,971	2,068	1,489	5,117	2,660
Discontinued operations (1)	(578)	(41)	1,189	240	605	(619)	879
Net income	2,307	2,191	5,160	2,308	2,094	4,498	3,539
Less applicable preferred share dividends	(363)	(443)	(442)	(443)	(442)	(806)	(886)
Net income available to common shareholders	$ 1,944	$ 1,748	$ 4,718	$ 1,865	$ 1,652	$ 3,692	$ 2,653
Basic earnings per common share:							
Income from continuing operations	$.26	$.19	$.39	$.20	$.13	$.46	$.22
Net income	$.20	$.19	$.52	$.22	$.21	$.39	$.33
Diluted earnings per common share:							
Income from continuing operations	$.26	$.19	$.38	$.19	$.13	$.45	$.22
Net income	$.20	$.19	$.51	$.22	$.20	$.38	$.33
Weighted average common shares:							
Basic	9,590	9,181	9,047	8,269	8,015	9,387	7,982
Diluted	9,809	9,408	9,279	8,490	8,229	9,615	8,135

(1)   In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for
       property disposed of during the year have been reported above as discontinued operations for both the current and prior periods
       presented. Includes a loss on the sale of one real estate property of $735,000 for the three months and six months ended June 30, 2003
       and a gain on the sale of one real estate property of $460,000 for the three months and six months ended June 30, 2002.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	06/03	**03/03**	**12/02**	**09/02**	**06/02**	**06/03**	**06/02**
Funds from operations:							
Net income	$2,307	$2,191	$5,160	$2,308	$2,094	$4,498	$3,539
Adjusted for -							
Extraordinary item	--	--	--	--	--	--	--
Minority interest	798	591	1,184	596	396	1,389	673
Minority interest, depreciation and amortization in discontinued operations	(143)	36	460	156	379	(107)	641
Depreciation and amortization uniquely significant to real estate - wholly owned	7,026	7,206	7,284	7,056	6,974	14,232	13,917
Depreciation and amortization uniquely significant to real estate – joint ventures	266	254	255	168	--	520	--
Loss (Gain) on sale of real estate	735		(1,242)	--	(460)	735	(460)
Funds from operations	$10,989	$10,278	$13,101	$10,284	$9,383	$21,267	$18,310
Funds from operations per share	$.82	$.78	$1.01	$ .84	$ .78	$1.60	$1.54
Funds available for distribution:							
Funds from operations	$10,989	$10,278	$13,101	$10,284	$9,383	$21,267	$18,310
Plus -							
Corporate depreciation excluded above	73	74	71	77	75	147	148
Amortization of finance costs	309	317	312	313	289	626	592
Straight line rent adjustment	55	57	55	91	60	112	101
Less -							
2nd generation tenant allowances	(387)	(1,417)	(455)	(136)	(429)	(1,804)	(1,635)
Capital improvements	(1,568)	(1,045)	(737)	(899)	(578)	(2,613)	(948)
Funds available for distribution	$9,471	$8,264	$12,347	$9,730	$8,800	$17,735	$16,568
Funds available for distribution per share	$.71	$.63	$.95	$.79	$.73	$1.33	$1.39
Dividends paid per share	$.615	$.6125	$.6125	$.6125	$.6125	$1.2275	$1.2225
FFO payout ratio	75%	79%	61%	73%	79%	77%	79%
FAD payout ratio	87%	97%	64%	78%	84%	92%	88%
Diluted weighted average common Shares	13,432	13,164	13,035	12,245	11,985	13,304	11,892

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	06/03	03/03	12/02	09/02	06/02	06/03	06/02
GLA open at end of period -							
Wholly owned (000's)	5,449	5,497	5,469	5,493	5,167	5,449	5,167
Partially owned (000's) (1)	309	260	260	260	260	309	260
Managed properties (000's)	457	457	457	434	105	457	105
Total GLA open at end of period	6,215	6,214	6,186	6,187	5,532	6,215	5,532
Weighted average GLA (000's) (2)	5,448	5,443	5,420	5,173	5,094	5,445	5,094
End of period occupancy (1)	96%	95%	98%	96%	96%	96%	96%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.64	$3.61	$3.78	$3.61	$3.61	$7.24	$7.14
Percentage rentals	.10	.07	.30	.15	.11	.18	.23
Expense reimbursements	1.55	1.55	1.59	1.42	1.43	3.10	2.85
Other income	.15	.12	.20	.20	.11	.27	.23
Total revenues	5.44	5.35	5.87	5.38	5.26	10.79	10.45
Expenses							
Property operating	1.86	1.83	1.88	1.66	1.69	3.68	3.36
General & administrative	.45	.45	.41	.51	.41	.90	.86
Interest	1.20	1.23	1.30	1.38	1.40	2.44	2.80
Depreciation & amortization	1.30	1.34	1.36	1.38	1.38	2.64	2.76
Total expenses	4.81	4.85	4.95	4.93	4.88	9.66	9.78
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and extraordinary item	$.63	$.50	$.92	$.45	$.38	$1.13	$.67
Total revenues less property operating and general & administrative expenses ("NOI")	$3.13	$3.07	$3.58	$3.21	$3.16	$6.21	$6.23

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Represents GLA of wholly owned operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Tanger Outlets

Joint Venture Information –

Summary Balance Sheets (dollars in thousands)

	06/30/03	03/31/03	12/31/02	09/30/02	06/30/02
Assets					
Investment properties at cost – net	$35,439	$34,670	$32,153	$31,560	$28,968
Cash and cash equivalents	634	100	514	510	226
Deferred charges - net	1,872	1,790	1,751	1,676	1,591
Other assets	1,995	1,500	1,491	1,503	1,384
Total assets	$39,940	$38,060	$35,909	$35,249	$32,169
Liabilities & Owners' Equity					
Mortgage payable	$28,692	$25,705	$25,513	$21,555	$18,058
Construction trade payables	1,026	1,729	1,644	4,222	3,530
Accounts payable & other liabilities	828	868	522	756	1,927
Total liabilities	30,546	28,302	27,679	26,533	23,515
Owners' equity	9,394	9,758	8,230	8,716	8,654
Total liabilities & owners' equity	$39,940	$38,060	$35,909	$35,249	$32,169

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	06/03	03/03	12/02	09/02	06/02	06/03	06/02
Revenues	$2,158	$1,727	$1,700	$2,178	$225	$3,885	$241
Expenses							
Property operating	782	704	609	930	385	1,486	385
General & administrative	3	17	13	--	--	20	--
Interest	294	325	322	256	--	619	--
Depreciation & amortization	552	528	536	348	--	1,080	--
Total expenses	1,631	1,574	1,480	1,534	385	3,205	385
Net income	$527	$153	$220	$644	$(160)	$680	$(144)
Tanger Factory Outlet Centers, Inc. Share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$687	$503	$539	$624	$(80)	$1,190	$(72)
Net income	$280	$92	$142	$317	$(75)	$372	$(67)
Depreciation (real estate related)	$266	$254	$255	$168	--	$520	--

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of June 30, 2003			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Lancaster, PA	$14,351	9.770%	04/10/05
Commerce I, GA	8,056	9.125%	09/10/05
Branson, MO	24,000	Libor + 1.75%	03/26/06
Commerce II, GA	29,500	Libor + 1.75%	03/26/06
Dalton, GA	11,030	7.875%	04/01/09
Kittery I, ME	6,276	7.875%	04/01/09
San Marcos I, TX	18,735	7.875%	04/01/09
San Marcos II, TX	18,894	7.980%	04/01/09
West Branch, MI	7,002	7.875%	04/01/09
Williamsburg, IA	19,250	7.875%	04/01/09
Blowing Rock, NC	9,588	8.860%	09/01/10
Nags Head, NC	6,506	8.860%	09/01/10
Total mortgage debt	173,188		
Corporate debt			
Unsecured credit facilities	11,890	Libor + (1.60% to 1.75%)	06/30/05
1997 Senior unsecured notes	47,509	7.875%	10/24/04
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	159,399		
Total debt	$332,587		

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of June 30, 2003		
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2003	$1,286	--	$1,286
2004	2,740	47,509	50,249
2005 (1)	2,524	32,466	34,990
2006	2,168	53,500	55,668
2007	2,349	--	2,349
2008	2,545	100,000	102,545
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013 & thereafter	--	--	--
	$14,760	$317,827	$332,587

(1) Balloon payments in 2005 include $11,890 relating to amounts outstanding under the unsecured credit facilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6865
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
              3200 Northline Avenue
              Suite 360
              Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 06/30/03